FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2016

Commission File Number: 001-12102

 YPF Sociedad Anónima
(Exact name of registrant as specified in its charter)
  Macacha Güemes 515
C1106BKK Buenos Aires, Argentina
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No	X

YPF Sociedad Anónima

TABLE OF CONTENTS
ITEM

1    Translation of letter to the Buenos Aires Stock Exchange dated April 27, 2016

TRANSLATION
Autonomous City of Buenos Aires, April 27, 2016

To the
Bolsa de Comercio de Buenos Aires
(Buenos Aires Stock Exchange)

Re: Notification of damages awarded in CCI Arbitration 16232/JRF/CA "YPF vs. AESU and TGM"

Dear Sirs:

The purpose of this letter is to comply with the requirements of Article 23 of Chapter VII of the Buenos Aires Stock Exchange Regulations.
In that connection, and in continuance of our previous communications dated December 23, 2015 and May 24, 2013, and the information in the Company's Financial Statements as of December 31, 2015, please be informed that YPF S.A. ("YPF" or the "Company") was notified on April 26, 2016 of the majority decision issued before the International Chamber of Commerce ("CCI") Arbitration 16232/JRF/CA "YPF vs. AESU and TGM", whereby the Company was ordered to pay U.S.$184,525,848 in damages to AES Uruguaiana Emprendimientos S.A. ("AESU") for the early termination of the gas export contract in 2009, and as a penalty of the delivery or pay clause in such contract, and U.S.$319,067,022 in damages to Transportadora de Gas del Mercosur S.A. ("TGM") in invoices, nonrefundable deposits and compensation for the early termination of the transportation contract.
The decision was made by the Arbitral Tribunal even though the Federal Administrative Court – Room IV (Cámara Contencioso Administrativo Federal – Sala IV) declared invalid the partial award issued in CCI Arbitration 16232/JRF/CA "YPF vs. AESU and TGM", which held YPF responsible for the rescission that took place in 2009 of gas export and transportation contracts entered with AESU and TGM, which decision is not final, and was reported as a Relevant Fact on December 23, 2015.
Additionally, please be informed that on April 26, 2016, the Federal Administrative Court – Room IV (Cámara Contencioso Administrativo Federal – Sala IV) set aside and declared invalid all acts performed by the parties and the Arbitral Tribunal in connection with damages, rendering them legally ineffective, and the Company notified the Arbitral Tribunal and the CCI of such.
YPF informs that it will use all legal remedies to defend its interests and those of its shareholders, as it considers the arbitration award null.
Yours faithfully,

Diego Celaá
Market Relations Officer
YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima
Date: April 28, 2016	By:	/s/ Diego Celaá
	Name: Title:	Diego Celaá Market Relations Officer